SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 1)*

Dova Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25985T 10 2

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25985T 10 2	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul B. Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,666,180[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,666,180
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,666,180
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52%[2]
12	TYPE OF REPORTING PERSON* IN

1 Consists of: (i) 12,214,953 shares of the Issuer’s common stock held directly by Paul J. Manning; (ii) 668,001 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS; and (iii) 1,783,226 shares of the Issuer’s common stock held by BKB Growth Investments, LLC.

2 This percentage is calculated based upon 28,204,098 shares of the Issuer’s common stock outstanding as of November 5, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 25985T 10 2	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BKB Growth Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,783,226
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,783,226
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,226
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%[3]
12	TYPE OF REPORTING PERSON* OO

3 This percentage is calculated based upon 28,204,098 shares of the Issuer’s common stock outstanding as of November 5, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 25985T 10 2	13G	Page 4 of 8 Pages

Item 1.

(a)    Name of Issuer

Dova Pharmaceuticals, Inc.

(b)   Address of Issuer’s Principal Executive Offices

240 Leigh Farm Road, Suite 245

Durham, NC 27707

Item 2.

(a)    Name of Person Filing

Paul B. Manning

BKB Growth Investments, LLC

(b)   Address of Principal Business Office or, if none, Residence

c/o PBM Capital Group, LLC

200 Garrett Street, Suite S

Charlottesville, VA 22902

(c)    Citizenship

Paul B Manning is a United States Citizen.

BKB Growth Investments, LLC is a Delaware limited liability company

(d)    Title of Class of Securities

Common Stock

(e)    CUSIP Number

25985T 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 25985T 10 2	13G	Page 5 of 8 Pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:                                             .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned: See responses to Item 9 on the attached cover pages.

(b)    Percent of class: See the responses to Item 11 on the attached cover pages.

(c)    Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote – See the responses to Item 5 on the attached cover pages.

(ii)    Shared power to vote or to direct the vote – 0

(iii)   Sole power to dispose or to direct the disposition of – See the responses to Item 7 on the attached cover pages.

(iv)   Shared power to dispose or to direct the disposition of – 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

CUSIP No. 25985T 10 2	13G	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable.

CUSIP No. 25985T 10 2	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2019

/s/ Paul B. Manning
Paul B. Manning

BKB Growth Investments, LLC
By Tiger Lily Capital, LLC, its manager

	By:	/s/ Paul B. Manning
	Name:	Paul B. Manning
	Title:	Manager

	By:	/s/ Bradford Manning
	Name:	Bradford Manning
	Title:	Manager

CUSIP No. 25985T 10 2	13G	Page 8 of 8 Pages

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”) with respect to the common stock of Dova Pharmaceuticals, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Exchange Act, nor is a joint venture for purposes of the Investment Company Act of 1940.

February 6, 2019

/s/ Paul B. Manning
Paul B. Manning

BKB Growth Investments, LLC
By Tiger Lily Capital, LLC, its manager

	By:	/s/ Paul B. Manning
	Name:	Paul B. Manning
	Title:	Manager

	By:	/s/ Bradford Manning
	Name:	Bradford Manning
	Title:	Manager